EXHIBIT 99.1

                             BERKLEY RESOURCES INC.
                                 (the "Company")

                                     NOTICE

                           NATIONAL INSTRUMENT 51-102


TO:      British Columbia Securities Commission
         Alberta Securities Commission

The Auditors of the Company have been the firm of Hoogendoorn Vellmer, Chartered Accountants, of Vancouver, British Columbia.

Hoogendoorn Vellmer, Chartered Accountants, resigned as Auditors of the Company effective December 6, 2004 and Staley, Okada & Partners, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing December 7, 2004.

The proposal to appoint Staley, Okada & Partners, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended December 31, 2003 and 2002, or for any period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events. For greater certainty, the Auditor's Report for the 2002 fiscal year was prepared by Collins Barrow, Chartered Accountants, the predecessor auditors to Hoogendoorn Vellmer, Chartered Accountants.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 6th day of December, 2004.

                       BY ORDER OF THE BOARD OF DIRECTORS
                            OF BERKLEY RESOURCES INC.

                   __________"Matthew Wayrynen"______________
                                Matthew Wayrynen
                                    President